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                             [CANWEST COMPANY LOGO]

                                  NEWS RELEASE

For immediate release
June 2, 2006

              ARBITRATOR ISSUES DECISION IN JERUSALEM POST DISPUTE

WINNIPEG: The arbitrator in New York has released his decision in a dispute between CanWest Global Communications Corp. and Eli Azur, an Israeli businessman who does business under the name Mirkaei Tikshoret Group ("MTG"). In his decision, the arbitrator denied CanWest's claims that it be entitled to acquire a 50% interest in The Jerusalem Post. CanWest had asserted that Azur breached his obligations under an agreement to jointly acquire The Jerusalem Post and related media businesses. Azur had argued in defense that the parties had never reached a binding agreement.

The arbitrator found that the parties had entered into a binding agreement to negotiate in good faith to reach agreement on a joint venture to acquire The Jerusalem Post and other media businesses owned and operated by the Palestine Post Limited. The arbitrator further found that Mr. Azur refused to reaffirm the parties' agreement that CanWest and MTG would each own a 50% interest in the newspaper. However he concluded that this did not constitute a breach of the agreement.

In commenting on the decision, Leonard Asper, President and Chief Executive Officer of CanWest stated, "CanWest is extremely disappointed in the arbitrator's decision. We find it very difficult to reconcile the apparent inconsistency in the arbitrator's findings. On one hand, he found that MTG refused to accept the fundamental tenet of the agreement which provided for the parties to each own an equal interest in the newspaper but somehow concluded that this did not constitute a breach of the agreement to negotiate with us in good faith."

CanWest is reviewing the decision and considering its options.

CanWest Global Communications Corp. (www.canwestglobal.com), an international media company listed on the TSX (trading symbols: CGS and CGS.A) and NYSE (trading symbol: CWG), is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Ireland, Singapore, Malaysia, Turkey and the United Kingdom.


For further information contact:

Geoffrey Elliot
Vice President, Corporate Affairs

Tel: (204) 956-2025
Fax: (204) 947-9841
gelliot@canwest.com